David L. Vercollone								EXHIBIT 99


Table I -- Non-Derivative Securities

The Reporting Person also indirectly holds 16,106 shares in the Company's 401(k) plan, and directly holds 28,878 shares and 920 shares of unvested Restricted Stock, which may vest over the next three years.

Table II -- Derivative Securities (previously reported)

The Reporting Person was granted an option on May 18, 2001 under the Issuer's Omnibus Incentive Compensation Plan to purchase
25,000 shares of the Issuer's Common Stock at $16.87 per share.

The Reporting Person was granted an option on January 24, 2002 under the Issuer's Omnibus Incentive Compensation Plan to purchase 36,000 shares of the Issuer's Common Stock at $12.24 per share.

The Reporting Person was granted an option on March 31, 2003 under the Issuer's Omnibus Incentive Compensation Plan to purchase 20,000 shares of the Issuer's Common Stock at $11.68 per share.